MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 21 December 2023 16:03

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
21.12.2023 / 16:03 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Morgan Stanley City of registered office, country: Wilmington, Delaware, United States of America (USA)   14 Dec 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 3.88% 10.71% 14.59% 34231943 Previous notification 0.45% 10.56% 11.01% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 1329505 0.00% 3.88 % Total 1329505 3.88 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right of recall over securities at any time at any time 577294 1.69%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation lending agreements     Total 577294 1.69 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Equity Put Option From 15.12.2023 to 19.12.2025 at any time Physical 2010000 5.87 % Retail Structured Product From 28.03.2067 to 19.06.2067 at any time Cash 16 0.00 % Equity Swap From 29.11.2024 to 13.07.2026 at any time Cash 1079109 3.15 %       Total 3089125 9.02 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more)

Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, LLC % % % Morgan Stanley Capital Services LLC % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley & Co. LLC % % % - % % % Morgan Stanley % % % Morgan Stanley International Holdings Inc. % % % Morgan Stanley International Limited % % % Morgan Stanley Investments (UK) % % % Morgan Stanley & Co. International plc % 6.85% 8.94% - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 21.12.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Morgan Stanley & Co. LLC % % % Prime Dealer Services Corp. % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Smith Barney LLC % % % Proportion of voting rights Proportion of instruments Total of both % % % Please note that the reason for notification selected relates to the specific activity which occurred on the Date on which threshold was crossed or reached and which contributed to the triggering of the notification obligation and therefore may not also correspond to the comparison of New & Previous notification % values in the Total Positions section  20 Dec 2023

Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service